Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Six Months Ended
	June 30

	2004	2003
	(In Millions)
Earnings:

Loss before income taxes	$ (706)	$(1,965)
Fixed charges, from below	322	363
Undistributed losses of affiliates	2	2
Interest capitalized	(1)	(2)

Loss	$ (383)	$(1,602)

Fixed charges:

Interest expense	$ 237	$ 286
Preferred stock dividend requirements	5	5
Portion of rental expense representative
of the interest factor	80	72

Fixed charges	$ 322	$ 363

Ratio of earnings to fixed charges	(a)	(a)

__________

(a)  Earnings were inadequate to cover fixed charges and preferred stock dividend requirements by $705 million in 2004 and $2.0 billion in 2003.